Exhibit (a)(5)(D)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DONALD CARLSON, on Behalf of Himself,	)
and All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
SYBASE, INC., JOHN S. CHEN, RICHARD C.	)
ALBERDING, CECILIA CLAUDIO, MICHAEL	)
A. DANIELS, L. WILLIAM KRAUSE, ALAN B.	)
SALISBURY, JACK E. SUM, ROBERT P.	)
WAYMAN, SAP AMERICA, INC., and	)
SHEFFIELD ACQUISITION CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Donald Carlson (“Plaintiff”), by and through his undersigned counsel, upon knowledge as to himself and upon information and belief as to all other matters, alleges as follows:

Nature of the Action

1. Plaintiff brings this action individually and as a class action on behalf of stockholders of Sybase, Inc. (“Sybase” or the “Company”) other than defendants and their affiliates (the “Class”). The Sybase board of directors (the “Board”) has entered into an agreement and plan of merger dated May 12, 2010 (the “Merger Agreement”) which contemplates that an acquisition vehicle, Sheffield Acquisition Corp. (“Sheffield”), wholly owned by SAP America, Inc. (“SAP”), will acquire the Company for $65.00 per share in cash (the “Transaction”). The Transaction is structured as a first-step tender offer (the “Tender Offer”) followed by a second-step merger (the “Merger”). Because of the use of an incomprehensible minimum condition for the Tender Offer, a top-up option for a massive share issuance in exchange for an unsecured note and the materially misleading disclosure described below, the Transaction is unlawfully coercive and impairs the appraisal rights of the Sybase stockholders. The Sybase directors have breached their fiduciary duties to the Class by entering into the Merger Agreement, granting the top-up option and issuing materially misleading and incomplete disclosure. Sheffield and SAP have aided and abetted these breaches and, when they exercise the top-up option in exchange for the note and effect a short-form merger after having become Sybase’s controlling stockholders, will breach their fiduciary duty to Sybase’s minority stockholders. Plaintiff seeks declaratory, injunctive and other equitable relief to prevent and remedy beaches of fiduciary duty by the defendants related to the Merger Agreement and the Transaction contemplated therein. Plaintiff seeks to enjoin the coercive Tender Offer, the exercise and issuance of shares pursuant to the top-up option in exchange for the note and the Merger.

2. The Tender Offer commenced on May 26, 2010 and is currently set to expire on July 1, 2010. It is conditioned upon sufficient shares of the Company’s stock having been tendered to meet the “Minimum Condition” discussed below. However, the definition of Minimum Condition is incomprehensible and the disclosure in Sheffield’s May 26, 2010 offer to purchase (the “Offer to Purchase”) and Sybase’s May 26, 2010 Schedule 14D-9 (the “Schedule 14D-9”) with respect to the shares necessary to satisfy the Minimum Condition is materially misleading, conflicting, incomplete and confusing.

3. Upon satisfaction of the Minimum Condition, the Merger Agreement authorizes SAP to appoint a majority of the Sybase Board. Thus, SAP will become the majority controlling stockholder of the Company following the close of its misleading and coercive Tender Offer. However, the Transaction is structured to deprive the non-tendering stockholders of their right to notice, disclosure, a vote and procedural fairness in a second-step merger.

4. The Merger Agreement grants Sheffield an irrevocable option to purchase a sufficient number of Sybase common shares that, when added to the shares Sheffield obtains in the Tender Offer, will give Sheffield one share more than 90% of the Company’s “Fully Diluted Shares” (the “Top-Up Option”). As discussed below, the Offer to Purchase and Schedule 14D-9 do not disclose the number of shares that may be issued pursuant to the Top-Up Option or other information relevant to the determination of the potential effects of the option. Nor do they disclose that to increase Sheffield’s post-tender ownership by 1%, Sybase would have to issue shares equal to 10% of the existing Fully Diluted Shares. It appears the Top-Up Option could result in the issuance of as many as approximately 100 million additional shares of Sybase stock (any such shares issued pursuant to the Top-Up Option are referred to herein as the “Top-Up Shares”). However, the uncertainty concerning the meaning of the Minimum Condition and Top-Up Option and the misleading, incomplete and contradictory disclosure make it impossible to determine precisely how the Top-Up Option may operate.

5. The Top-Up Option provides for Sheffield to purchase the Top-Up Shares at a price of $65.00 per share. However, at its election, Sheffield can pay only the $0.001 par value in cash and deliver an unsecured, non-negotiable, and non-transferrable one-year note of uncertain and undisclosed value (the “Promissory Note”) for the balance. Thus, the Top-Up Option allows Sheffield to buy 100 million shares or more, which is more than the total currently issued and outstanding shares of Sybase, for consideration worth far less than $65.00 per share. At $65.00 per share, the purchase price for 100 million shares would be $6.5 billion, but the cash payment would be only one-tenth of one percent of the consideration. The balance would be a Promissory Note worth far less than its face value.

6. The Offer to Purchase and Schedule 14D-9 do not disclose the value of the Promissory Note or the potential implications of that note having a value less than its face amount, including the effect on the appraisal rights of Sybase’s stockholders. Nor do they disclose that any cash payment for Sybase’s $0.001 par-value stock would be only a miniscule portion of the total consideration. The Offer to Purchase and Schedule 14D-9 do not disclose whether the Sybase Board made any attempt to value the Promissory Note. The summary of the negotiations only mentions the Top-Up Option once as part of an “overview of terms” provided to the Board on May 7, 2010. There is no description of any Board consideration of the terms of that option, no mention of the Promissory Note and no indication the Board received any information concerning, or made any determination of, the Promissory Note’s value.

7. The issuance of the Top-Up Shares for the Promissory Note may adversely affect the determination of fair value in an appraisal action and therefore impair the statutory appraisal rights of Sybase’s common stockholders. The exercise of the Top-Up Option will occur prior to the Merger and is not a speculative action that may occur post-merger. Accordingly, the Top-Up Shares and the Promissory Note will be part of the operative reality of Sybase on the date of the Merger which would be considered in determining fair value under 8 Del. C. § 262(h) in an appraisal proceeding. The issuance of millions of Top-Up Shares for a Promissory Note of uncertain value could substantially reduce the fair value of the stockholders’ shares. The disclosures concerning appraisal in the Offer to Purchase and Schedule 14D-9 do not discuss how the Top-Up Option and issuance of Top-Up Shares for the Promissory Note may affect the determination of fair value in an appraisal action.

8. The Minimum Condition, Top-Up Option and Promissory Note and the misleading and incomplete disclosure relating thereto render the Transaction coercive because the Sybase stockholders will be forced to decide whether to tender their shares in the Tender Offer based on factors other than their assessment of the offer price.

9. The Transaction is structured to avoid the statutory and other legal protections that Delaware law provides for stockholders who are merged out of a Delaware corporation. The Top-Up Option is designed to allow Sheffield and SAP to acquire the shares of non-tendering stockholders without a long-form merger that requires notice, disclosure and a stockholder vote. After the close of the Tender Offer, SAP will control the Board and, through Sheffield, will be the Company’s majority stockholder. In a long-form merger, SAP would owe a fiduciary duty, including disclosure obligations, and the merger would be subject to the entire fairness standard. The Transaction is structured to attempt to avoid application of the entire fairness standard to the second-step merger. The structure is an inequitable manipulation of the corporate machinery to eliminate the rights of minority stockholders, including their rights to notice, disclosure, a vote and procedural fairness in a cash-out merger. The Top-Up Option is a sham transaction where Sheffield will be issued millions of shares for an unsecured note it has no intention of ever paying for the improper purpose of avoiding statutory and fiduciary obligations to Sybase’s public stockholders.

10. The Offer to Purchase and Schedule 14D-9 represent that the Top-Up Option will expedite the timing of the completion of the Merger by facilitating a short-form merger. This partial disclosure is materially misleading without the further disclosure that the Top-Up Option may allow defendants to avoid application of the entire fairness standard, including procedural fairness, to the second-step merger. Having made disclosures concerning the effects of the Top-Up Option, defendants were required to provide a complete and accurate description of those possible effects.

11. The Offer to Purchase and Schedule 14D-9 also contain conflicting and incomplete disclosure concerning the potential effects of conversion of Sybase’s notes. Sybase’s stockholders cannot assess the amount or form of conversion value that may be paid to converting note holders or how much conversions may affect the fair value of Sybase common stock in an appraisal proceeding.

12. The Schedule 14D-9 is materially misleading and incomplete in other respects. The Schedule 14D-9 does not disclose whether Bank of America/Merrill Lynch (“BoA”), the Company’s financial advisor, considered the Top-Up Option, the Promissory Note and the Top-Up Shares in its fairness analysis and fairness opinion. In addition, the Schedule 14D-9 contains incomplete and misleading disclosures concerning the financial projections utilized by BoA in its fairness analysis, including failing to disclose the Company’s projected 2010-2015 unlevered free cash flows used in BoA’s discounted cash flow analysis and other projections for 2013-2016 that were approved by Sybase management. The Schedule 14D-9 also does not disclose the weighted average cost of capital (“WACC”) which was used to determine the range of discount rates in BoA’s discounted cash-flow analysis. The description of BoA’s selected transactions analysis does not identify when the transactions occurred. The description of BoA’s implied premium analysis does not disclose the “various dates” or “various periods” that were used in measuring the premiums of the selected transactions or explain why only Sybase’s May 11, 2010 closing stock price was used to measure the implied per-share value of the Company’s stock.

Parties

13. Plaintiff owns Sybase common stock, and has owned such stock continuously since prior to the wrongs complained of herein.

14. Defendant Sybase is a corporation organized under the laws of the State of Delaware with its principal executive offices located at One Sybase Drive, Dublin, CA 94568.

Sybase’s registered agent is The Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Suite 400, Wilmington, DE 19808. According to its SEC filings, Sybase is an industry leader in delivering enterprise and mobile software to manage, analyze and mobilize information.

15. Defendant John S. Chen (“Chen”) has been Chairman, Chief Executive Officer, and President of Sybase, Inc. since November 1998. From February through November 1998, he served as co-Chief Executive Officer. Mr. Chen joined Sybase in August 1997 as Chief Operating Officer and served in that capacity until February 1998. He has been a director of Sybase since 1997.

16. Defendant Richard C. Alberding (“Alberding”) has served as a director of the Company since 1993.

17. Defendant Cecilia Claudio (“Claudio”) has served as a director of the Company since 1999.

18. Defendant Michael A. Daniels (“Daniels”) has served as a director of the Company since 2007. Daniels was Chairman and CEO of a company Sybase acquired in 2006.

19. Defendant L. William Krause (“Krause”) has served as a director of the Company since 1995.

20. Defendant Alan B. Salisbury (“Salisbury”) has served as a director of the Company since 1993. On May 12, 2010, the day the Transaction was announced, Salisbury exercised 76,000 Sybase options at prices from $13.21 to $21.92 per share and immediately sold the stock for $62.21 per share, realizing a profit of $3,318,360.

21. Defendant Jack E. Sum (“Sum”) has served as a director of the Company since 2004.

22. Defendant Robert P. Wayman (“Wayman”) has served as a director of the Company since 1995.

23. Together the director defendants above are sometimes referred to herein as the “Individual Defendants”. Chen, Alberding, Claudio, Krause, Salisbury and Wayman have all been on the Board more than ten years.

24. Defendant SAP is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 3999 West Chester Pike, Newtown Square, PA 19073. SAP’s registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

25. Defendant Sheffield is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 3999 West Chester Pike, Newtown Square, PA 19073. Sheffield’s registered agent is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. Sheffield is a wholly-owned subsidiary of SAP.

26. Together, the Individual Defendants, Sybase, Sheffield and SAP may be referred to herein as the “Defendants”.

Class Action Allegations

27. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23(a) and (b)(1) and (2), on behalf of the Class consisting of holders of common stock of Sybase on May 12, 2010 and thereafter. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.

28. This action is properly maintainable as a class action.

29. The Class is so numerous that joinder of all members is impracticable. According to the Schedule 14D-9, there are more than 87 million shares of Sybase common stock outstanding, most of which are publicly held. According to Sybase’s 10-K for the year ended December 31, 2009, as of February 12, 2010, there were approximately 1,043 stockholders of record of the Company’s common stock.

30. There are questions of law and fact which are common to the Class including, inter alia, the following:

A.	whether the Individual Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

B.	whether the Tender Offer, Top-Up Option and the disclosure in the Offer to Purchase and Schedule 14D-9 are coercive;

C.	whether the Top-Up Option may be validly exercised under Delaware law and whether exercise of that option will impair the appraisal rights of the Sybase stockholders;

D.	whether the Offer to Purchase and Schedule 14D-9 are materially misleading and incomplete;

E.	whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

F.	whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.

31. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All Sybase stockholders face the same threat that they will be coerced into tendering their Sybase shares in the Tender Offer based upon the Top-Up Option, materially misleading and incomplete disclosure and the threat of a short-form merger and impairment of their appraisal rights. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.

33. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief and corresponding declaratory relief on behalf of the Class, as a whole, are appropriate.

Factual Allegations

The Merger Agreement and Disclosure Thereof

34. On May 12, 2010 the Company and SAP announced that they had entered into the Merger Agreement. The Offer to Purchase and Schedule 14D-9 do not provide full and accurate information concerning the terms of the Merger Agreement. The Schedule 14D-9 contains no summary of the Merger Agreement but purports to incorporate by reference the Offer to Purchase’s summary of the Merger Agreement, though it says that summary is qualified by confidential disclosure schedules that modify and qualify the Merger Agreement. On page 32, the Offer to Purchase states its summary of the Merger Agreement “is qualified in its entirety by reference to the Merger Agreement itself” and tells stockholders they “should read the Merger Agreement in its entirety for a more complete description.” On page 27, it suggests stockholders can read the Merger Agreement and other exhibits to Sheffield’s Schedule TO by going to the SEC’s public reading room in Washington, D.C. or getting a copy from a commercial document retrieval service or the SEC’s website.

35. The Schedule 14D-9 (p. 2) says that:

The Merger Agreement has been included as an exhibit to this Statement to provide Sybase’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Sybase, SAP AG, Parent or Purchaser in Sybase’s or SAP AG’s public reports, filed with the Securities and Exchange Commission.

However, the Schedule 14D-9 does not include the Merger Agreement as an exhibit but incorporates that agreement by reference to Exhibit 2.1 to Sybase’s 8-K filed May 13, 2010. Moreover, the Schedule 14D-9 (p. 2) states that “the representations and warranties in the Merger Agreement may not constitute the actual state of facts.”

The Minimum Condition

36. Pursuant to the Merger Agreement’s terms, Sheffield was required to commence the Tender Offer to acquire “all of the issued and outstanding common stock” of Sybase in exchange for $65 per share. Sheffield commenced the Tender Offer on May 26, 2010. The Offer to Purchase says the Tender Offer, which is scheduled to close on July 1, 2010, is for all “outstanding shares” of Sybase common stock.

37. The Merger Agreement at Section 1.1(a) provides that SAP may close the Tender Offer upon satisfaction of the Minimum Condition. Section 1.1(a) of the Merger Agreement defines the Minimum Condition as requiring the tender of:

... at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis) and no less than a majority of the voting power of the Shares of capital stock of the Company then outstanding (determined on a Fully Diluted Basis) and entitled to vote upon the adoption of this Agreement on the date Shares are accepted for payment.

38. Section 8.4 of the Merger Agreement includes the following definition of Fully Diluted Basis:

‘Fully Diluted Basis’ means, as of any date, (i) the number of Shares outstanding, plus (ii) the number of Shares of Company Common Stock the Company is then required or may be required to issue pursuant to options, rights or other obligations outstanding at such date under any employee stock option or other benefit plans, warrants, options or other securities convertible or exchangeable into or exercisable for Shares or shares of Company Common Stock, or otherwise, including pursuant to the Company Stock Option Plans and the ESPP (assuming all options and other rights to acquire or obligations to issue such shares of Company Common Stock are fully vested and exercisable and all shares of Company Common Stock issuable at any times have been issued, but in each case, excluding (A) all Company Stock Options and Company SARs that are to be canceled as of the Acceptance Time in accordance with Section 2.4 and (B) shares of Company Common Stock issuable upon conversion of the 2009 Notes); provided, that, unless exercisable, shares of Company Common Stock issuable with respect to the Company Rights shall be excluded from such number.

Section 2.4(a) of the Merger Agreement provides for each Company Option and each Company SAR that is unexpired, unexercised and outstanding as of the Acceptance Time to be canceled in exchange for cash payments.

39. The convoluted definitions of Fully Diluted Basis and Minimum Condition make it difficult at best for a reasonable stockholder to figure out how many shares must be tendered to satisfy the Minimum Condition. Because common stock with one vote is the only stock Sybase has outstanding, the distinction in the Minimum Condition between a majority of Shares outstanding and a majority of the voting power of the outstanding Shares is unclear, particularly when both are on a “Fully Diluted Basis.” Assuming as the Offer to Purchase does that the modifier “and entitled to vote” on the Merger Agreement only modifies the majority of the voting power provision, that would make this second requirement merely a subset of the first requirement and simply negate the “Fully Diluted Basis” proviso. The definition of Fully Diluted Basis seems to first include options and SARs (Section 8.4(ii)), but then to exclude them later (Section 8.4(A)).

Misleading, Incomplete and Inaccurate Disclosure Concerning the Minimum Condition

40. The misleading, incomplete, conflicting and confusing disclosures concerning the Minimum Condition in the Offer to Purchase and Schedule 14D-9 make the task of determining the number of shares necessary to satisfy the Minimum Condition impossible. The Offer to Purchase divides the Merger Agreement’s definition of Minimum Condition into two parts: (i) “at least a majority of the Shares then outstanding (determined on a Fully Diluted Basis)” and (ii) “no less than a majority of the voting power of the shares of capital stock of Sybase then outstanding (determined on a Fully Diluted Basis) and entitled to vote upon the adoption of the Merger Agreement on the date Shares are accepted for payment.” The Offer to Purchase offers no explanation of how the two elements of the Minimum Condition are different or what number of shares from what group of securities must be tendered to satisfy each of these two separate requirements. Indeed, SAP’s press release announcing the Transaction and the Tender Offer was conditioned simply on the tender of “a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis.”

41. The Offer to Purchase states:

“Fully Diluted Basis” means, as of any date, the number of Shares outstanding, plus the number of shares of Sybase Common Stock underlying outstanding stock options, rights or other obligations under Sybase’s employee benefit plans, and warrants, options and other securities convertible or exchangeable into or exercisable for Shares or shares of Sybase Common Stock (but excluding for this purpose (a) stock options and stock appreciation rights to be canceled in accordance with the Merger Agreement as of the time the Purchaser accepts for payment Shares tendered pursuant to the Offer and (b) shares of Sybase Common Stock issuable upon conversion of Sybase’s 3.5% Convertible Senior Notes due 2029; and provided that, unless exercisable, shares of Sybase Common Stock issuable with respect to the Company Rights shall be excluded from such number).

The Offer to Purchase does not identify the number of shares (i) underlying options and other securities, (ii) underlying options and SARs to be canceled in the Merger or (iii) issuable on conversion of the Senior Notes. Thus, a reasonable stockholder cannot determine how this definition modifies the number of “outstanding” shares.

42. On page 12 the Offer to Purchase states:

Sybase has informed the Purchaser that, as of the close of business on May 10, 2010, it had 105,540,388 Shares outstanding on a Fully Diluted Basis, consisting of (a) 103,898,907 Shares that were issued and outstanding without restrictions imposed by Sybase (of which 18,378,553 Shares were held in treasury by Sybase) and (b) an aggregate of 1,641,481 Shares of restricted stock outstanding ... As a result, assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued after May 10, 2010, the Minimum Condition will be satisfied if at least 52,770,195 Shares, which represent approximately 50% of the outstanding Shares (determined on a Fully Diluted Basis) are validly tendered and not properly withdrawn prior to the expiration of the Offer.

This statement appears to indicate that the complete definition of “Fully Diluted Basis” has no effect on the determination of the Minimum Condition (i.e., the Minimum Condition is determined simply by reference to the “outstanding” shares of common stock and is not modified by shares issuable pursuant to other securities).

43. The Offer to Purchase’s quantification of the Minimum Condition is materially misleading, inaccurate and incomplete in numerous respects. First, the statement that on May 10, 2010 there were 103,898,907 Shares “issued and outstanding without restrictions” including 18,378,553 treasury shares is inaccurate because treasury shares are “issued” but are not “outstanding” and are subject to restrictions on voting under 8 Del. C. § 160. Similarly, the statement that there were 105,540,388 Shares “outstanding” is wrong because that number also includes treasury shares that are not outstanding. Second, the 1,641,481 Shares of restricted stock are not just “outstanding” they are also “issued.” Third, the Offer to Purchase does not state whether the 18,378,553 treasury shares may be tendered in the Tender Offer. In fact, because the Offer to Purchase says the Tender Offer is for all “outstanding” shares and identifies the treasury shares as outstanding shares, a reasonable stockholder could conclude that the treasury shares are included in the offer, can be tendered and may be used to satisfy the Minimum Condition. Fourth, the Offer to Purchase does not disclose that under 8 Del. C. § 160(d) the treasury shares are not shares “entitled to vote upon the adoption of the Merger Agreement” for purposes of the Minimum Condition. Fifth, as illustrated below, the share figures in the Offer to Purchase differ from the share figures contained in the Merger Agreement, the Schedule 14D-9, Sybase’s SEC filings and Sheffield’s own Schedule TO. Sixth, the Offer to Purchase indicates that the issuance of options and rights after May 10, 2010 will alter the number of tendered shares necessary to satisfy the Minimum Condition, yet the calculation indicates shares underlying options and rights do not affect the Minimum Condition. Seventh, the assumption that no Shares were issued after May 10, 2010 was known to be untrue as of May 26, 2010 when the Offer to Purchase was disseminated. For example, as the Schedule 14D-9 reflects, directors and officers had exercised options after May 10, 2010 and sold the shares into the market.

44. The Schedule 14D-9 (pp. 1, 2) incorporates by reference the Offer to Purchase. Accordingly, the Individual Defendants are responsible and liable for the disclosure deficiencies in the Offer to Purchase. Moreover, the Schedule 14D-9 is materially misleading and a breach of the Individual Defendants’ fiduciary duties because it failed to correct the misleading, incomplete and inaccurate disclosure conveyed to the Sybase stockholders by the Offer to Purchase.

45. The Schedule 14D-9 flatly contradicts the Offer to Purchase’s representations as to outstanding shares. On page 1, the Schedule 14D-9 represents that:

As of May 25, 2010, there were 87,500,955 shares of Common Stock outstanding.

Sybase’s recently filed 10-Q for the quarter ended March 31, 2010 recognizes that while Sybase had approximately 105 million shares “issued,” only about 82 million shares were “outstanding” as of March 31, 2010. Sybase’s 10-K for the year ended December 31, 2009, filed with the SEC on February 26, 2010, indicates that at February 12, 2010 Sybase had 82,368,556 shares outstanding. The financial statements in the 10-K (p. 69) show Sybase’s common stock as of December 31, 2009 was “200,000,000 shares authorized; 105,337,362 shares issued and 80,426,337 shares outstanding.” Sybase’s April 12, 2010 proxy statement for its May 13, 2010 annual meeting (the “Proxy Statement”) says there were 83,042,556 shares of common stock “issued and outstanding on the March 31, 2010 record date.” The cover page of Sheffield’s Schedule TO (which was not sent to Sybase’s stockholders) indicates that the Tender Offer is for “93,684,207 shares of common stock of Sybase, Inc.” including 87,161,835 shares that are “issued and outstanding” and 6,522,372 shares subject to outstanding options and SARs. These figures are also different from what the Offer to Purchase states.

46. Section 3.2(a) of the Merger Agreement represents that the authorized capital stock of Sybase consists of (i) 200,000,000 shares of common stock and (ii) 8,000,000 shares of preferred stock. It further represents that as of the close of business on May 10, 2010, there were 105,291,069 shares of Company common stock issued and outstanding, including 18,378,553 shares held in treasury by the Company and 1,392,162 shares of Company Restricted Stock.

Thus, the Merger Agreement also mistakenly identifies the treasury shares as outstanding shares. Moreover, the Merger Agreement’s representation as to 105,291,069 Shares being issued and outstanding as of the close of business on May 10, 2010 is not on a “fully diluted basis.” To confuse matters further, the share totals in the Merger Agreement are different from the figures in the Offer to Purchase, though the figures for both are supposedly as of the close of business on May 10, 2010. And the Merger Agreement indicates a different number of shares outstanding than the Schedule 14D-9.

47. Section 3.2(b) of the Merger Agreement states that as of May 10, 2010, the Company had no shares of Company Common Stock or Company Preferred Stock reserved for or otherwise subject to issuance, except for (i) 200,000 shares of Company Preferred Stock reserved for issuance pursuant to the Company Rights Agreement, (ii) 6,201,598 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the Company Stock Option Plans, (iii) 320,774 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company SARs under the Company Stock Option Plans, (iv) 930,370 shares of Company Common Stock reserved for issuance pursuant to the ESPP and (v) 16,013,774 shares of Company Common Stock reserved for issuance pursuant to the 2009 Notes.

48. Overall, given the obscure definitions and incomprehensible disclosure, it is impossible to determine how the Minimum Condition operates. Because the disclosure does not correctly reflect the number of Sybase shares outstanding and what “shares” may be tendered, a reasonable stockholder cannot determine the numerator or denominator for applying the Minimum Condition. Therefore, a reasonable stockholder cannot tell how many of Sybase’s publicly-held shares must be tendered in order for the Minimum Condition to be met. If approximately 52 million of approximately 87 million issued and outstanding shares must be tendered, a reasonable stockholder would want to know that about 60% of the issued and outstanding shares, not just a majority of the issued and outstanding shares, must be tendered for the Tender Offer to succeed.

SAP’s Control of Sybase Following the Tender Offer

49. According to Section 1.3 of the Merger Agreement, following the close of the Tender Offer, SAP “shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as shall give [SAP] representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by [SAP] pursuant to this Section 1.3) multiplied by the percentage that the aggregate number of Shares then owned directly or indirectly by [SAP] bears to the total number of Shares then outstanding.” The Company is required, upon request by SAP, to take all actions as are necessary to effect SAP’s control of the Board. Thus, the Merger Agreement guarantees SAP the ability to control a majority of the Board upon closing of the Tender Offer. It further admits (p. 18) that after the close of the Tender Offer, Sheffield will control “a majority of Sybase’s outstanding shares,” and the other stockholders “will not have a meaningful opportunity to vote.” Indeed, the Schedule 14D-9 (p. 19) concedes SAP will control the Sybase Board after the Tender Offer.

The Top-Up Option

50. Section 1.8(a) of the Merger Agreement provides in its first sentence:

The Company hereby grants to the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only after the Acceptance Time and only upon the terms and subject to the conditions set forth herein, to purchase at a price per share equal to the Offer Price an aggregate number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares acquired by the Purchaser pursuant to the Offer, constitutes one share more than 90% of the Fully Diluted Shares immediately after the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option shall not be exercisable (i) to the extent the number of Shares issuable upon exercise of the Top-Up Option would exceed the Company’s then authorized and unissued Shares (including as authorized and unissued Shares, for purposes of this Section 1.8, any Shares held in the treasury of the Company and the Company Subsidiaries) and (ii) if immediately after such exercise and the issuance of Shares pursuant to the Top-Up Option, the Short Form Threshold would not be reached (assuming the issuance of the Top-Up Option Shares).

As Section 1.8(a) indicates, the Top-Up Option is exercisable only after the Acceptance Time (i.e., the time at which all shares tendered in the Tender Offer are accepted and payment is issued therefor). Thus, the option can only be exercised after SAP/Sheffield have become Sybase’s controlling stockholder.

51. The terms of the Top-Up Option contain defects similar to the terms governing the Minimum Condition. The phrase “Fully Diluted Shares” is not defined in the Merger Agreement. Under 8 Del. C. § 253(a) ownership of “at least 90% of the outstanding shares” is required for a short-form merger, not 90% of the “Fully Diluted Shares.” Indeed, Section 1.7 of the Merger Agreement defines the Short Form Threshold as “at least 90% of the outstanding shares.” Treasury shares are included as “authorized but unissued” shares when such shares are “issued.” It would appear shares underlying options, SARs, warrants, convertible notes and other securities would be issuable as Top-Up Shares because such underlying shares are authorized and unissued, though they may be reserved for issuance. In short, the implications and contours of the terms of the Top-Up Option are unclear at best.

Misleading, Incomplete and Inaccurate Disclosure Concerning the Top-Up Option

52. The Offer to Purchase and Schedule 14D-9 do not disclose how many shares of Sybase common stock may be issued under the Top-Up Option. Indeed, neither document even discloses how many authorized shares Sybase has or other information needed to figure out how many Top-Up Shares may be issued. Moreover, determining how many shares might be issued through exercise of the Top-Up Option first requires a clear understanding of how many shares from what share universe must be tendered to meet the Minimum Condition. However, as pointed out above, the Minimum Condition and defendants’ disclosure concerning that condition is anything but clear. Furthermore, the Offer to Purchase and Schedule 14D-9 do not disclose how many shares are reserved for issuance under options, SARs, ESPP and note conversions or whether those underlying shares may be issued as Top-Up Shares. In short, defendants have failed to disclose even the most basic piece of information about the Top-Up Option — how many shares may be issued pursuant to that option.

53. The Schedule 14D-9 (p. 17) states that the Top-Up Option permits the issuance of “one Share more than 90% of the fully diluted shares” and that “this could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law.” On the next page, it says SAP can consummate a merger without a stockholder vote if it “owns more than 90% of Sybase’s outstanding shares.” Thus, the Schedule 14D-9 is unclear whether 90% of the fully diluted shares or 90% of the outstanding shares is the required holding for a short-form merger.

The Promissory Note

54. Section 1.8(a) of the Merger Agreement provides that Sheffield may pay the Company the aggregate price required to be paid for the Top-Up Option Shares either entirely in cash or, at Sheffield’s election, by paying (i) in cash an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (ii) executing and delivering to the Company the Promissory Note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. The Promissory Note will be an unsecured, non-negotiable, and non-transferrable note of an acquisition vehicle, bearing simple interest at 2% per annum, with principal and interest due in one year. As discussed above, the value of such a note is problematic and obviously far below its face value, and there was no attempt to value the Promissory Note nor any disclosure relating to its value.

55. The Offer to Purchase (p. 51) indicates that Sheffield will need approximately $5.8 billion to fund the Transaction and that it will obtain such funds from its parent entities who will make capital contributions from their cash on hand and a €2.75 billion bank loan (approximately $3.4 billion based upon a conversion ratio of €1 = $1.2497). As of March 31, 2010, SAP, AG, Sheffield’s ultimate parent, had approximately €2,413 ($3.015 billion) of cash and cash equivalents on hand. Thus, a substantial portion of that cash on hand will be used to fund payment for the shares tendered in the Tender Offer and to be acquired in the Merger. Given the commitment of $5.8 billion of cash and bank debt to effect the Tender Offer and Merger, it is not likely that Sheffield will pay in cash any significant portion of the additional billions that may be needed to pay the exercise price of the Top-Up Option. At the $65.00 per-share consideration, it would cost Sheffield approximately another $5.8 billion if it exercised the Top-Up Option for approximately 89 million shares (i.e. the approximate number of additional shares that would need to be issued to raise Sheffield’s ownership from about 80% to over 90% assuming the Schedule 14D-9’s representation that there are over 87 million shares currently outstanding is correct). Because the par value of the Company’s common stock is only $0.001 per share, the cash paid for Top-Up Option Shares would be only $89,100, leaving a balance in excess of $5.7 billion to be funded through the Promissory Note.

56. The Schedule 14D-9 says that its summary “includes the material information, factors and analyses” that the Board considered. In stating the reasons the Board concluded to recommend the stockholders tender and accept the $65.00 per-share consideration, the Schedule 14D-9 (p. 16) cites the certainty of the value of cash consideration. It further asserts (p. 17) that the Board in reaching its unanimous decision to approve and recommend the Transaction considered that the Top-Up Option allowed Sheffield to consummate a short-form merger by purchasing Shares “at a price per share equal to the Offer Price.” These disclosures underscore that the disclosure concerning the Top-Up Option and Promissory Note is misleading and incomplete because it fails to discuss the uncertainty of the value of the note as consideration for the Top-Up Shares or why the Board accepted such uncertain value. The Offer to Purchase (p. 53) claims that the financial condition of Sheffield, SAP and SAP’s parent is not material to the decision of Sybase stockholders whether to tender, sell or hold their shares because the Tender Offer is solely for cash, and the acquirors have the resources to purchase all the Sybase shares in the Tender Offer and Merger. However, their financial condition is material to their ability to pay cash for the Top-Up Shares and to the value of the Promissory Note.

The Top-Up Shares and Promissory Note Threaten the Stockholders’ Rights of Appraisal

57. The issuance of a large number of Top-Up Shares in exchange for the Promissory Note would have a material effect on the fair value of the shares of Company common stock cashed out in the short-form merger. The potentially massive issuance of Top-Up Shares and the uncertain value of the Promissory Note threaten a substantial reduction in the fair value determination of shares of Sybase common stock for which appraisal is sought pursuant to 8 Del. C. § 262.

58. Section 2.3 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer and who own shares as of the Effective Time may seek appraisal of their shares in accordance with Section 262. As of the Effective Time, there may be as many as 200 million shares of Company common stock issued and outstanding, more than two times the number of shares currently issued and outstanding. Sybase’s value at the time of the Merger would consist of its operating business and cash on hand and the Promissory Note that is certain to be worth less than the $65.00 per share for which the Top-Up Shares were issued. Thus, the Company’s stockholders will be compelled to tender their shares in exchange for $65.00 per share because seeking appraisal of their stock will be highly risky given the potential effects of the Top-Up Shares and the Promissory Note.

59. The Top-Up Option, which permits the issuance of millions of shares of Company stock in exchange for the unsecured Promissory Note of unknown value also renders the Tender Offer coercive because the stockholders do not have information needed to assess the option’s potential impact. At the time that Company stockholders will be asked to tender their shares in the Tender Offer, they will not know (i) how many Top-Up Shares may be issued after the close of the Tender Offer, (ii) the value of the Promissory Note that will be utilized to pay almost all the consideration for such Top-Up Shares, or (iii) the impact that the Top-Up Shares and the Promissory Note will have on the fair value of their shares in an appraisal action. Such lack of knowledge compels the Company’s common stockholders to tender their shares in the Tender Offer rather than consider exercising their legal right to seek an appraisal of their stock.

Materially Misleading and Incomplete Disclosure Concerning Appraisal Rights

60. The Offer to Purchase and Schedule 14D-9 are materially misleading, or omit material information necessary to render them not misleading with respect to their disclosures concerning appraisal rights. Their discussion of the factors relevant to fair value in an appraisal is materially incomplete. Having made partial disclosure concerning appraisal, a fair and full summary was required. The Offer to Purchase (pp. 10, 49) and Schedule 14D-9 state that under 8 Del. C. § 262 stockholders seeking appraisal will be entitled to receive a judicial determination of the fair value of their shares exclusive of any element of value arising from the accomplishment or expectation of the Merger. However, these disclosure documents are silent as to how the Top-Up Option, Top-Up Shares and Promissory Note may affect that determination. They further note that fair value can be based on “considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares,” but do not say that § 262(h) requires consideration of “all relevant factors” or whether the issuance of the Top-Up Shares and the value of the Promissory Note may be among those factors. The Offer to Purchase and Schedule 14D-9 warn that SAP may argue, and the Court may determine that fair value may be less than the $65.00 Merger price, but do not disclose whether the issuance of the Top-Up Shares for the Promissory Note may be a potential reason for such an argument and determination. The disclosure documents also assert that investment banker fairness opinions are not opinions as to fair value under § 262. This partial disclosure is misleading without the further disclosure that financial analyses, such as the discounted cash flow analysis and the selected transactions analysis, used by BoA may be relevant factors considered in determining fair value in an appraisal proceeding. Having cited the offer price and market price as potential fair value considerations, the disclosure documents should have disclosed other considerations that may be relevant factors and should not have implied that the DCF and other analyses used by investment bankers in rendering fairness opinions are not relevant to fair value in an appraisal proceeding.

61. The Schedule 14D-9 (p. 17) cites the availability of appraisal rights for stockholders to seek appraisal of the fair value of their shares as a factor the Board considered in determining the Tender Offer and Merger are fair to the Sybase stockholders and recommending they accept the $65.00 per-share consideration. Accordingly, full and accurate disclosure as to appraisal rights and the determination of fair value in an appraisal is material to the stockholders’ decision to tender, accept the merger consideration or seek appraisal.

Misleading and Incomplete Disclosure Concerning Potential Conversion of 2009 Notes

62. On August 4, 2009, Sybase issued $400 million of 3.5% Convertible Senior Notes (the “2009 Notes”) through a private offering to qualified institutional buyers. The owners of the 2009 Notes have the right to convert the Notes and receive the conversion value in certain change-in-control transactions and other corporate transactions. The initial conversion rate on the 2009 Notes was 20.8836 shares of common stock per $1,000 principal amount of 2009 Notes, which is equivalent to an initial conversion price of approximately $47.88 per share.

63. The Offer to Purchase (p. 46) and Schedule 14D-9 (pp. 31-32) indicate that the closing of the Tender Offer will trigger the conversion right of the holders of Sybase’s 2009 Notes. According to the Schedule 14D-9, upon conversion, holders of the notes “will be entitled to Additional Common Stock as specified in 4.1(i) of the 2009 Note Indenture.” The Schedule 14D-9 does not describe Section 4.1(i) of the Indenture, but merely states that the number of shares of Additional Common Stock will depend on the date of the purchase of Shares in the

Tender Offer, without explaining how the date of purchase changes the number of shares to be issued. The Schedule 14D-9 indicates that note holders will be entitled to Additional Common Stock only if they convert between the purchase of the shares in the Tender Offer and the “Fundamental Change Purchase Date” which will be a date not more than 35 nor less than 20 days after Sybase sends a Notice of Fundamental Change after the closing of the Tender Offer. The disclosure in the Schedule 14D-9 fails to reveal whether the Additional Common Stock will be issued upon conversion of the notes (or will be deemed to have been issued) prior to the Merger, whether such Additional Common Stock will be issued and outstanding stock as of the date of the Merger and whether such stock will be entitled to the Merger consideration.

64. The Offer to Purchase (p. 40) states that the Merger Agreement provides that until the closing of the Tender Offer, Sybase will pay the conversion value with respect to any 2009 Notes surrendered for conversion (or otherwise put to Sybase) solely in cash and will not issue additional Shares until Sybase has paid an aggregate of $50 million in cash but that “thereafter Sybase may elect to pay such conversion value in cash, additional Shares or a combination of cash and additional Shares to the extent it is permitted to do so under the 2009 Note Indenture.” The Offer to Purchase also says that the Merger Agreement provides that after the closing of the Tender Offer, “Sybase will pay such conversion value used solely in cash and will not issue additional Shares in respect of such 2009 Notes upon conversion.”

65. The disclosures in the Offer to Purchase and Schedule 14D-9 appear to be contradictory. The Schedule 14D-9 indicates that following the closing of the Tender Offer and prior to the Fundamental Change Purchase Date, holders of 2009 Notes electing to convert are “entitled to Additional Common Stock.” In contrast, the Offer to Purchase says that the Merger Agreement requires Sybase to pay the conversion value solely in cash and not to issue additional shares.

66. The Offer to Purchase and Schedule 14D-9 do not provide the material information necessary for a stockholder to determine how much cash and stock may go out of Sybase because of the conversion of 2009 Notes, when such cash and stock will go out and whether payment of that cash and stock in exchange for converted 2009 Notes will affect the fair value of Sybase on the date of the Merger. A reasonable stockholder would want to know the information necessary to assess how the conversion of 2009 Notes might affect the determination of fair value in an appraisal action, including whether Additional Common Stock will be issued upon conversion, which could potentially dilute the fair value of shares as determined in an appraisal. Thus, as with the disclosure concerning the Minimum Condition, Top-Up Option and Promissory Note, the Sybase stockholders are being asked to determine whether to tender their shares and forgo appraisal without having material information necessary to know the ground rules in an appraisal proceeding.

Misleading Disclosure of BoA’s Fairness Analysis

67. The Schedule 14D-9 omits additional material information concerning BoA’s analyses. The summary of BoA’s DCF analysis says: “The cash flows and terminal values were then discounted to present value as of June 30, 2010 using discount rates ranging from 9.5% to 12.0%, which range was selected taking into consideration, among other things, a weighted average cost of capital calculation.” The Schedule 14D-9 does not disclose the WACC rate used in calculating the range of discount rates or the source of that WACC rate. A reasonable stockholder would want to know the actual WACC rate used in computing the discount rate, whether that rate was Sybase’s actual WACC rate or derived from some other source.

68. The Schedule 14D-9 also fails to disclose material information concerning BoA’s other analyses. The Schedule 14D-9 includes a summary of BoA’s “Selected Transactions Analysis” which states BoA reviewed publicly available information concerning 32 selected transactions involving companies in the software industry. Yet the Schedule 14D-9 does not disclose the dates or time period in which those transactions occurred. The summary of BoA’s implied premiums analysis indicates BoA “reviewed publicly available data relating to selected transactions involving technology companies announced between January 1, 2005 and May 11, 2010” but does not disclose the transactions reviewed. The Schedule 14D-9 says BoA reviewed the implied premiums “reported at various dates (or for various periods) before the approximate date on which the public became aware of the possibility of such transactions” and then applied a range of selected premiums of 20.0% to 50.0% derived from the selected transactions to Sybase’s closing stock price on May 11, 2010. The implied range is $50.00 to $62.25. The Schedule 14D-9 omits the various dates and periods used in conducting this analysis.

69. At the May 12, 2010 Board meeting to approve the Merger Agreement, BoA reviewed with the Board its financial analysis of the $65.00 per share consideration and opined – verbally and in writing – that the consideration was fair from a financial point of view to the Company’s stockholders. The disclosure of BoA’s financial analysis in the Schedule 14D-9 is materially misleading and omits material information that would allow stockholders to properly assess the merits of the Transaction and decide whether to sell in the market, tender, accept the merger consideration, seek appraisal or seek judicial relief.

70. The Schedule 14D-9 does not even disclose the full financial projections that BoA relied upon in preparing its financial analysis. In the discussion of BoA’s Discounted Cash Flow Analysis, on page 22 of the Schedule 14D-9 indicates BoA “performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the second half of 2010 through the full fiscal year 2015 based on the Company management forecasts… .” None of the unlevered free cash flow projections are disclosed. Furthermore, the DCF analysis was based on financial projections for the second half of fiscal year 2010 through the full fiscal year 2015, with the projections for fiscal years 2013 through 2016 prepared by BoA. Yet the Schedule 14D-9 (p. 34) discloses only projections for fiscal years 2010 through 2012. The Company’s projections for the second half of fiscal year 2010 are not separately disclosed, and the projections for fiscal years 2013 through 2015 are not disclosed at all. Significantly, the 2013-2016 projections were prepared at the direction of and approved by Sybase management.

71. The Schedule 14D-9 fails to disclose material information concerning the retention of BoA. At page 9, the Schedule 14D-9 discloses that BoA was retained as the Company’s financial advisor in 2005 to assist Sybase, among other things, in connection with certain strategic and financial matters. BoA’s retention was “restated” in January 2010. Yet as the Schedule 14D-9 later discloses, it was not until March 2010 that defendant Chen was approached by SAP concerning a proposed transaction. The Schedule 14D-9 does not disclose the purpose of BoA’s “restated” retention between January and March 2010, including whether the Company was then evaluating other strategic alternatives, or why and how BoA’s retention was “restated”. Furthermore, at page 24, the Schedule 14D-9 affirmatively states that “The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and SAP AG, rather than by any financial advisor, and was approved by the Board.” (Emphasis added.) Yet page 25 of the Schedule 14D-9 discloses that BoA will receive an astounding $31 million fee for its services with respect to the Tender Offer and Merger. Only $2 million of this fee was due upon signing of the Merger Agreement. The remainder – $29 million – is due upon consummation of the Offer. The Schedule 14D-9 remains silent as to why the Company’s financial advisor, who did not negotiate the type and amount of consideration payable in the Transaction, has been awarded an exorbitant $29 million success fee.

Sybase’s Value May Exceed $65 Per Share

72. The value of Sybase could be greater than the $65.00 Transaction price. As the Company announced on April 22, 2010, less than three weeks before agreeing to be acquired by SAP, its financial results for the first quarter of 2010 were of historical proportions. First quarter records were achieved in total revenue, operating income, operating margin, earnings per share, and cash flow from operations. The Company’s total revenue is up 10% year-over-year. The Company’s database license revenue increased by 25%. GAAP and non-GAAP operating income was up 30% and 28%, respectively, while GAAP and non-GAAP EPS were up 36% and 24%, respectively. The Company also improved its cash position with cash flow from operations at $99.3 million, bringing the Company’s total cash position to more than $1 billion. As stated by defendant Chen, “2010 is off to a strong start for Sybase.”

73. And 2010 is expected to continue on a strong upward trajectory for Sybase. According to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2010 (“1Q10 10-Q”), the Company sees signs of recovery in corporate spending and indications that corporate IT budgets could increase this year. To capitalize on this growth, on April 1, 2010, the Company signed an agreement to acquire its long-time South Africa distributor partner, Sybase SA, “in order to have a direct presence in the growing southern African market.” For the three months ended March 31, 2010, total revenues from the Company’s Europe, Middle East, and Africa (“EMEA”) regions increased from $89.1 million to $111.9 million, an increase of 26%. EMEA is the Company’s fastest growing region.

74. The Company also announced in the 1Q10 10-Q that it is “encouraged by growing interest in [its] mobile enterprise platform, including [its] Afaria product and [its] Sybase Unwired Platform (SUP).”1 During 1Q10 the Company continued to focus on developing its partner ecosystem to enable mobile enterprise applications and managed mobility services. The Company’s progress in this direction is in partnership with none other than SAP, its now-acquiror. In 1Q10, the Company released the initial SAP applications for general availability: Sybase Mobile Sales for SAP CRM and Sybase Mobile Workflow for SAP Business Suite. To date, the Company has entered into relationships with fifteen managed service partners and expects that, as more large enterprises mobilize their applications and IT infrastructure, believes its growing partner ecosystem – which is directly connected to SAP – will help Sybase achieve greater leverage and broader channel reach.

75. In addition to these important growth areas, the Company has stated that it continues to “see strong demand from enterprises, who increasingly view mobile messaging as an inexpensive means of interacting with their customers on a real time basis.” Broadly speaking, the Company “believe[s] that [its] messaging business will continue to see revenue

[1]	Afaria is a mobile device management and security solution for business enterprises, providing a single administrative console to centrally manage, secure and deploy mobile data, applications and devices. SUP is a mobile enterprise application platform that enables enterprise developers to build applications that connect business data to mobile workers on a variety of mobile device platforms.

driven by continuing growth in worldwide Short Messaging Services (SMS) and Multimedia Messaging Services (MMS) traffic levels and an expanding demand for mobile data roaming (GRX) services.” A significant amount of the Company’s growth potential “is more likely to occur towards the end of 2010.”

Defendants Are Highly Motivated to Close the Transaction

76. The Individual Defendants, and especially defendant Chen, are highly motivated to close the Transaction. According to the Company’s 2010 Proxy Statement, defendant Chen, Daniel Carl (the Company’s current General Counsel) and Marty Beard (the Company’s former Senior Vice President, Corporate Development and Marketing, and current President of Sybase 365, a subsidiary of the Company) have each entered into employment agreements that provide for benefits payable upon a change of control. Critically, these payments will be issued to the aforementioned executives regardless of whether the executive is terminated in connection with such change of control. These payments will also be made even if there is mere change in effective control of the Company. Thus, change in control payments will be made to Chen and the other executives upon completion of the Transaction, and even upon simple closure of the Tender Offer.

77. According to the Schedule 14D-9, defendant Chen stands to receive in excess of $97 million under the terms of the Merger Agreement. Chen will not only receive this massive payment upon the closing of the Tender Offer, but he will remain as CEO of the surviving entity and is expected to be appointed to the SAP advisory board. The remaining Individual Defendants also stand to reap substantial gains upon closing of the Transaction. According to the Schedule 14D-9, the Individual Defendants (other than defendant Chen) stand to receive between approximately $2.7 million and $7.8 million upon closing of the Transaction. As disclosed in Sybase’s 2010 Proxy Statement, none of these defendants earned more than $290,000 in 2009 as compensation for serving as a Sybase director. Such large change in control payments are material to the Individual Defendants. The Individual Defendants’ payments under the Merger Agreement are as follows:

Name of Director or Executive Officer	Number of Unrestricted Shares Owned	Cash Consideration for Unrestricted Shares	Number of Vested Stock Options and Stock Appreciation Rights	Cash Consideration for Vested Stock Options and Stock Appreciation Rights	Number of Unvested Stock Options and Stock Appreciation Rights	Cash Consideration for Unvested Stock Options and Stock Appreciation Rights	Number of Shares of Unvested Restricted Stock	Cash Consideration for Unvested Restricted Stock(1)	Total Cash Consideration under Merger Agreement

John S. Chen	53,755	$3,494,075	1,135,525	$53,896,392	226,596	$7,088,492	501,558	$32,601,270	$97,080,229

Richard C. Alberding	4,735	$307,775	63,292	$2,727,081	22,473	$791,941	4,242	$275,730	$4,102,527

Cecilia Claudio	1,000	$65,000	54,376	$2,091,720	22,473	$791,941	4,242	$275,730	$3,224,391

Michael A. Daniels	6,225	$404,625	30,750	$1,190,661	23,015	$827,140	4,242	$275,730	$2,698,156

L. William Krause	9,225	$599,625	105,292	$4,538,781	22,473	$791,941	4,242	$275,730	$6,206,077

Alan B. Salisbury	4,225	$274,625	37,292	$1,406,021	22,473	$791,941	4,242	$275,730	$2,748,317

Jack E. Sum	6,000	$390,000	43,292	$1,664,501	22,473	$791,941	4,242	$275,730	$3,122,172

Robert P. Wayman	7,225	$469,625	141,292	$6,242,981	22,473	$791,941	4,242	$275,730	$7,780,277

COUNT I

BREACH OF FIDUCIARY DUTY

78. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

79. The Individual Defendants have violated their fiduciary duties of loyalty and care owed to Sybase’s common stockholders by agreeing to and/or approving the Merger Agreement, Tender Offer, Top-Up Option, and Merger. For the reasons set forth herein, these transactions and the misleading disclosure concerning them coerce the Company’s stockholders into tendering their shares in the Tender Offer. The Board of a Delaware corporation has a duty to oppose coercive tender offers and second-step mergers from third parties. Yet the Sybase Board instead agreed to a coercive transaction. Moreover, the Top-Up Option and Promissory Note impair the appraisal rights of the Sybase stockholders. The Individual Defendants failed to determine the effects of the Minimum Condition and Top-Up Option and failed to value the Promissory Note. The Individual Defendants also failed to consider the impact of the Top-Up Shares and Promissory Note on appraisal rights.

80. Rather than protect the interests of the Company’s common stockholders, as they are required to do under Delaware law, the Individual Defendants agreed to the Merger Agreement in order to further their own interests in obtaining cash payments for unvested shares and options. Defendant Chen alone will realize nearly $100 million as a result of the Transaction.

81. In addition, the Individual Defendants have attempted to solicit stockholder support of the Tender Offer by means of the materially misleading Schedule 14D-9 which incorporates the materially misleading Offer to Purchase. As discussed herein, these disclosures contain numerous material misstatements, partial disclosures and omissions germane to, inter alia, the Minimum Condition, the Top-Up Option; the Promissory Note and appraisal rights; BoA’s analysis and retention and financial projections for the Company. These and other material disclosure deficiencies constitute a breach of the Individual Defendants’ fiduciary duty and preclude the Company’s stockholders from making an informed decision whether to tender their shares in the Tender Offer, whether to sell into the market, whether to accept the merger consideration, whether to seek appraisal or whether to seek other judicial relief.

82. The Individual Defendants have also breached their fiduciary duty by structuring the Transaction to avoid the statutory and legal protections Delaware law provides for stockholders. The Top-Up Option is intended to permit a merger without the notice, disclosure and vote Delaware law otherwise requires. Moreover, it permits Sheffield/SAP as majority stockholder to cash out non-tendering stockholders in a merger, while claiming that the stockholders are not entitled to entire fairness, including procedural fairness. The structure is inconsistent with Delaware’s merger statutes and appraisal statute and constitutes an improper manipulation of the corporate machinery to enable Sheffield/SAP to obtain 90% ownership through a sham transaction involving the issuance of millions of additional shares for an unsecured note that will never be paid.

83. By reason of the foregoing acts, the Individual Defendants have breached their fiduciary obligations toward Plaintiff and the other Sybase public stockholders.

84. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class. Sheffield and SAP, after they become Sybase’s controlling stockholders upon close of the Tender Offer, will breach their fiduciary duties by exercising the Top-Up Option in exchange for the Promissory Note and effecting a short-form merger. As a result of the Defendants’ actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer, will be deprived of the protections of Delaware law and will have their appraisal rights impaired.

85. Plaintiff and the Class have no adequate remedy at law.

COUNT II

AGAINST SHEFFIELD AND SAP FOR AIDING AND ABETTING AND FRAUD

86. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

87. Sheffield and SAP were aware that the Individual Defendants owed fiduciary duties to Plaintiff and the Class, but knowingly participated in the breach of those duties by suggesting and entering into the Merger Agreement, and by structuring the Tender Offer, Top-Up Option, and Merger in a coercive way. Sheffield/SAP are sophisticated parties with experienced advisors, yet knowingly demanded the unreasonable and uncertain features of the Minimum Condition, Top-Up Option, Promissory Note and other terms of the Merger

Agreement. Through participation in these measures, they knowingly helped the Individual Defendants to breach their fiduciary duties. Sheffield has issued the misleading and coercive Offer to Purchase which contains information that is obviously wrong and contradictory. The inaccurate and incomplete partial disclosures concerning the Minimum Condition, Top-Up Option, Promissory Note and appraisal deliberately mislead the public stockholders. The concerted action by the Defendants, including Sheffield and SAP, has damaged Plaintiff and the other members of the Class by depriving them of an informed choice concerning the sale of their shares and exercise of appraisal rights.

88. Unless enjoined by this Court, Sheffield and SAP will continue to aid and abet Individual Defendants in their breach their fiduciary duties owed to Plaintiff and the other members of the Class. They will also consummate the fraudulent Tender Offer, exercise the Top-Up Option, exchange the Promissory Note for Top-Up Shares and cash out any non-tendering stockholders. As a result of their actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer, will be deprived of the protections of Delaware law and will have their appraisal rights impaired.

COUNT III

DECLARATORY JUDGMENT AS TO 8 Del. C. § 262(h)

89. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.

90. Under 8 Del. C. § 262(h), the determination of fair value in an appraisal proceeding must take into account “all relevant factors” and may exclude only “any element of value arising from the accomplishment or expectation of the merger” (the “Speculative Value Exclusion”). The Speculative Value Exclusion is a very narrow exception designed to eliminate use of pro-forma data and speculative projections relating to completion of the merger. Actions taken by a majority acquiror during the transient period prior to a second-step merger are known elements to be considered in an appraisal and are not within the Speculative Value Exclusion.

91. The exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note are actions that necessarily must be completed prior to the short-form, second-step Merger. These are actual transactions occurring before the Merger, not speculative transactions that may occur after the Merger. Accordingly, these actions are not within the Speculative Value Exclusion and affect the fair value of Sybase on the date of the Merger.

92. The Offer to Purchase and Schedule 14D-9 reference the fair value standard of § 262(h), the Speculative Value Exclusion, the Top-Up Option and Promissory Note. However, they do not acknowledge the effects the exercise of the option in exchange for the note will have on the determination of fair value under § 262(h). Accordingly, there is an actual controversy as to whether the issuance of the Top-Up Shares for the Promissory Note will affect the stockholders’ statutory right to the fair value of their shares in an appraisal. It is important for stockholders to know whether the Top-Up Shares and Promissory Note will impact the § 262 fair value determination before they decide whether to tender their shares or seek appraisal. Accordingly, plaintiff requests a prompt declaration under 8 Del. C. § 111(b) as to the interpretation, application and enforcement of § 262(h).

93. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring that the Individual Defendants have breached their fiduciary duty;

C. Declaring that Sheffield and SAP have aided and abetted in Individual Defendants’ breaches of fiduciary duties;

D. Preliminarily and permanently enjoining consummation of the Tender Offer, exercise of the Top-Up Option, and consummation of the Merger;

E. Interpreting, applying and enforcing 8 Del. C. § 262(h);

F. Declaring that the Top-Up Option may not be validly exercised under Delaware law;

G. Awarding Plaintiff and the Class appropriate damages plus pre-and post-judgment interest;

H. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

I. Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.

/s/ Michael Hanrahan
Michael Hanrahan (#941) Paul A. Fioravanti, Jr. (#3808) Kevin H. Davenport (#5327) 1310 N. King Street P. O. Box 1328 Wilmington, Delaware 19899-1328 (302) 888-6500 Attorneys for Plaintiff

Dated: June 11, 2010

OF COUNSEL:

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
James H. Miller
280 King of Prussia Road
Radnor, Pennsylvania 19087
(610) 667-7706